IMPLANT TECHNOLOGIES, INC.
5353 Manhattan Circle, Suite 101
Boulder, Colorado 80303

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about August 2, 2007, by Implant Technologies, Inc. (the “Company”) to the holders of record of shares of its Common Stock as of the close of business on August 2, 2007. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of one new member* to the Company’s Board of Directors, as a result of a change in control of the Company. As a result of the change in control, Big Eye Capital, Inc., an Arizona corporation (“Big Eye”) now holds 79,500,000 shares of common stock of the Company representing approximately 80% of the outstanding shares. The change in control also resulted in a change in our executive officers.

On July 10, 2007, the Company entered into and closed a stock purchase agreement with Big Eye, Sanford Schwartz and Michael Friess (Sanford Schwartz and Michael Friess are collectively referred to as, the “Sellers”) (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Big Eye acquired approximately 80% of the issued and outstanding shares of the Company’s common stock from the Sellers.

In connection with the purchase by Big Eye on July 10, 2007, Michael Friess resigned as chief executive office and director of the Company, Sanford Schwartz resigned as director of the Company and the following executive persons were appointed as executive officers of the Company:

Name	Title

Erik Cooper	Chief Executive Officer and President*

* Mr. Cooper was also appointed to the Board of Directors of the Company.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1. There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. This class of voting securities is common stock. There are currently 99,408,464 shares of common stock outstanding.

2. The following table sets forth certain information, as of August 2, 2007 with respect to the beneficial ownership of the Company’s outstanding common stock following the acquisition by Big Eye by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (1)
Big Eye Capital, Inc. 2425 E. Camelback Road Suite 950 Phoenix, Arizona 85016 Erik Cooper, President	79,500,000	79.97%

John Venette 5353 Manhattan Circle Suite 101 Boulder, Colorado 80303	0	0%

Erik Cooper, 2425 E. Camelback Road Suite 950 Phoenix, Arizona 85016	0	0%
All officers and directors as a group (2 persons)	0	0%
** Less than 1%

(1)
Applicable percentage ownership is based on 99,408,464 shares of common stock outstanding as of August 2, 2007, together with securities exercisable or convertible into shares of common stock within 60 days of August 2, 2007 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of August 2, 2007 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

3. There are no arrangements, known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company other than in connection with the share exchange described above.

4. The transaction referred to herein occurred since the beginning of its last fiscal year. The names of the persons who will acquire control are:

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Big Eye Capital, Inc.	79,500,000
** Less than 1%

5. No officer, director or affiliate of the Company, or any owner of 5% or more of the common stock of the Company, or any associate of any such officer, director or affiliate or security holder is a party adverse to the Company or has a material interest adverse to the Company.

6. The following is the business experience during the past five or more years of each director and executive officer and each director nominee.

Current Directors

John Venette - Chief Financial Officer and Director

John H. Venette, is a director of the Registrant and also serves as the secretary, treasurer and chief financial officer. He joined the Board of Directors in April 2006. For the past ten (10) years, Mr. Venette has been employed by Creative Business Strategies Inc., a business consulting firm, as director of research. While remaining as chief financial officer, Mr. Venette will resign as a director of the Company ten days after this Schedule 14(f) is mailed to the shareholders of the Company.

Background of Executive Officers and Director Nominees

Erik Cooper, Chief Executive Officer, President and Director Nominee

Mr. Cooper has served as founder and president of Big Eye Capital, Inc., an Arizona corporation, since its inception in March 2007. Prior to forming Big Eye Capital, Mr. Cooper spent eight years as a leading Mortgage Banker with CTX Mortgage Company which is a division of the Fortune 500 Company Centex, Inc. In 1996 he was a founder of Solarcomm Cellular, which is a wholesale and retail provider of wireless services and equipment. Mr. Cooper is a graduate of the State of New York College at Oneonta with a Bachelor of Science degree in Psychology. Mr. Cooper is not currently a member of the board of directors of any other public companies.

8. None of the below have been or are currently indebted to the Company since the beginning of the Company’s last fiscal year;

1) Any director or executive officer of the Company; or,
2) Any nominee for election as a director; any member of the immediate family of any of the foregoing; or,
3) Any corporation or organization of which any of the foregoing persons is directly, or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or,
4) Any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

9. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined persons to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company’s equity securities are also required to furnish the Company with copies of all Securities 16(a) forms they filed. We believe, based solely on our review of the copies of such forms and other written representations to us, that since the filing of our Form 10-SB on December 14, 2006, the following reporting person did not comply with applicable Section 16(a) filing requirements: Sanford Schwartz did not file a Form 3.

10. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Big Eye have had any of the relationships described in Item 404(b) of Reg. S-K.

11. The Company does not have any Board committees. There was one meeting of the board of directors during the last twelve months and the board of directors took action by written consent 5 times over the last twelve months.

12. The following information below sets forth the compensation paid to the Company’s officers during fiscal 2006.

None of the Company's officers and/or directors receives any compensation for their respective services rendered to the Company, nor have they received such compensation since the renewal of the Company's charter. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has minimal funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has minimal cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Indemnification

The By-Laws of the Company provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Minnesota law. In addition, the Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the duty of loyalty to the Company or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the Company's stock under Section 559 of the Minnesota Business Corporation Act; or (iv) liability for any transaction from which the director derived an improper personal benefit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPLANT TECHNOLOGIES INC.
DATED: August 6, 2007
	By:	/s/ Erik Cooper Erik Cooper
Chief Executive Officer and President

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